EXHIBIT A
TO SCHEDULE 13D/A

ADDRESSES AND PRINCIPAL OCCUPATIONS

This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, Carson H. Brice, and Lewis R. Holding II. The Reporting Persons are members of the same family, but each of them disclaims membership in a Group. Their addresses and principal occupations are as follows:

Name	Address	Principal Occupation
Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary
Hope H. Bryant	4300 Six Forks Road Raleigh, NC 27609	Vice Chairwoman of the Issuer and its subsidiary
Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	President Twin States Farming, Inc. P.O. Box 1352 Smithfield, NC 27577
Claire H. Bristow	P.O. Box 1417 Smithfield, NC 27577	Commercial interior designer
Carson H. Brice	P.O. Box 1417 Smithfield, NC 27577	Community Volunteer
Lewis R. Holding II	4300 Six Forks Road Raleigh, NC 27609	Officer of the Issuer's subsidiary